Exhibit 99.1

Cancellation of ADS Record Date by Citibank, N.A.

Shinhan Financial Group has been notified by Citibank, N.A. (“Citibank”) that Citibank, as Depositary under the Deposit Agreement dated as of September 15, 2003, has cancelled the ADS Record Date for Shinhan Financial Group’s FY2023 year-end cash dividends, which was initially scheduled for February 23, 2024.

Notice of ADR Record Date Cancellation has been posted by Citibank on its Depositary Receipt Services website on February 21, 2024, and a new ADS Record Date for Shinhan Financial Group’s FY2023 year-end cash dividends will be determined and announced by Citibank.

Citibank has also announced closure of Shinhan Financial Group’s ADR books for Issuance & Cancellation upon close of business on February 23, 2024, which will remain closed until the new ADS Record Date to be determined by Citibank.

Applicable notices can be accessed via Citibank’s Depositary Receipt Services website.